UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-33304

Finjan Holdings, Inc.

(Exact name of registrant as specified in its charter)

2000 University Avenue, Suite 600

East Palo Alto, California 94303

(650) 282-3228

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note:  On July 24, 2020, pursuant to the Agreement and Plan of Merger, dated as of June 10, 2020, by and among Finjan Holdings, Inc., a Delaware corporation (the “Company”), CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), and CFIP Goldfish Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Finjan Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FINJAN HOLDINGS, INC.

Date:	August 3, 2020	By:	/s/ Philip Hartstein
Name: Philip Hartstein
Title: President & Chief Executive Officer